GIGA METALS CORPORATION

August 31 2017	TSX-V - GIGA

Giga Metals Corporation
Completes Non Brokered Private Placement

(VANCOUVER, BC) - Giga Metals Corporation (the “Company”), trading symbol - GIGA (formerly Hard Creek Nickel Corp.) has completed the non brokered private placement of 8,333,333 Units which was announced August 3 2017.

The Company today closed 8,333,333 Units at $0.06 per Unit for gross proceeds of $500,000. Each Unit consists of one share and one share purchase warrant. Each full warrant is exercisable at Cdn. $0.07 for one year up to August 30, 2018 and at Cdn. $0.08 for up to 2 years thereafter, expiring August 30, 2020. The securities issued have a hold period expiring 4 months plus one day after issuance, being December 31, 2017.

No control blocks were created as a result of the private placement.

Proceeds of the private placement will be used for general corporate purposes. The Company also plans to be looking for new opportunities in the battery materials space.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
GIGA METALS CORPORATION
Tel: 604 681 2300

Neither the TSX Venture Exchange nor its' Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy of accuracy of this news release.

Suite 203, 700 West Pender Street, Vancouver, BC V6C 1G8
Tel: 604 681 2300